UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

IGNYTA, INC.

(Name of Subject Company)

IGNYTA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

451731103

(CUSIP Number of Class of Securities)

Jonathan E. Lim, M.D.

President and Chief Executive Officer

Ignyta, Inc.

4545 Towne Centre Court

San Diego, California 92121

(858) 255-5959

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

Cheston J. Larson

Michael E. Sullivan

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

(858) 523-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Ignyta, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2018 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Abingdon Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price equal to $27.00 per Share, net to the seller in cash, without interest and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on January 10, 2018. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

As previously disclosed, putative class action lawsuits captioned Wimberly Ventures, LLC v. Ignyta, Inc., et al., No. 3:18-cv-00082, Franchi v. Ignyta, Inc., et al., No. 3:18-cv-00131, and Diaz v. Ignyta, Inc., et al., No. 3:18-cv-00157 were filed in the United States District Court for the Southern District of California (the “Merger Litigation”). The Merger Litigation relates to alleged misrepresentations or omissions made in the Schedule 14D-9 relating to the Offer made pursuant to the agreement dated as of December 21, 2017 (the “Merger Agreement”) pursuant to which Abingdon will merge with and into Ignyta, with Ignyta as the surviving entity, and the surviving entity will become a wholly-owned subsidiary of Roche (the “Proposed Transaction”).

The Company strongly believes that its disclosures in the Schedule 14D-9 are appropriate and adequate under applicable law. Further, the Company believes these lawsuits are wholly without merit. Nevertheless, in order to lessen the risk of any delay to the Proposed Transaction as a result of the litigation, the Company has decided to make available to its stockholders certain additional information in connection with the Proposed Transaction. The additional information is set forth below and should be read in conjunction with the Schedule 14D-9.

SUPPLEMENT TO SCHEDULE 14D-9

The disclosures below should be read in connection with the Schedule 14D-9, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the Schedule 14D-9, the information contained herein supersedes the information contained in the Schedule 14D-9. Defined terms used but not defined herein have the meanings set forth in the Schedule 14D-9.

The following supplemental disclosure is added following the first sentence of the first paragraph concerning the “Executive Officer and Director Arrangements Following the Merger” on page 10 of the Schedule 14D-9:

During the period leading to the execution of the Merger Agreement, the Company’s directors and executive officers did not engage in any discussions or negotiations of potential post-merger service, employment, or other arrangements with Roche or its affiliates.

The following supplemental disclosure is added following the third sentence of the third full paragraph concerning the “Background of the Offer” on page 12 of the Schedule 14D-9:

The form of confidentiality agreement entered into with these seventeen companies did not include any standstill provisions that would preclude these companies from making a topping bid for the Company.

The following supplemental disclosure replaces the ninth sentence in the ninth full paragraph concerning “Miscellaneous.” on page 13 of the Schedule 14D-9:

The Company Board decided to engage BofA Merrill Lynch as a financial advisor to the Company, in light of its familiarity with the pharmaceutical industry, its qualifications and reputation in the investment community, the Company’s prior positive experience with BofA Merrill Lynch as an advisor to the Company since early 2016 as referenced above, BofA Merrill Lynch’s experience with transactions similar to those being considered by the

Company and BofA Merrill Lynch’s familiarity with the Company’s business, to advise the Company Board concerning strategic opportunities and, at the direction of the Company Board, to solicit interest from potential acquirers in order to further inform the Company Board’s decision-making with respect to licensing opportunities and understand the possibility of a sale of the Company.

The following supplemental disclosure replaces the table following the first sentence of the third full paragraph concerning the “Selected Publicly Traded Companies Analyses.” on page 28 of the Schedule 14D-9:

Enterprise Values/PoS Adjusted Net Revenue
	2021E	2022E
Juno Therapeutics, Inc.	4.88x	2.69x
TESARO, Inc.	2.90x	2.51x
Puma Biotechnology, Inc.	2.21x	1.50x
Clovis Oncology, Inc.	3.05x	2.33x
Loxo Oncology, Inc.	3.99x	2.52x
Agios Pharmaceuticals, Inc.	2.79x	2.48x
Immunomedics, Inc.	7.43x	4.75x
Array BioPharma Inc.	2.82x	2.55x
Epizyme, Inc.	0.90x	0.58x
KaryoPharm Therapeutics Inc.	0.49x	0.34x
Selected Companies (75th percentile)	3.75x	2.55x
Selected Companies (mean)	3.15x	2.22x
Selected Companies (median)	2.86x	2.49x
Selected Companies (25th percentile)	2.36x	1.71x

The following supplemental disclosure replaces the last sentence of the first full paragraph concerning the “Selected Publicly Traded Companies Analyses.” on page 29 of the Schedule 14D-9:

Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared, including the stage of clinical development and/or commercialization.

The following supplemental disclosure replaces the second table concerning the “Selected Transactions Analysis.” on page 29 of the Schedule 14D-9:

Date	Target	Acquiror	Transaction Value/PoS Adjusted Net Revenue CY + 5
07/20/16	Relypsa, Inc.	Galenica AG	1.88x
05/31/16	Celator Pharmaceuticals, Inc.	Jazz Pharmaceuticals PLC	3.98x
11/06/15	ZS Pharma, Inc.	AstraZeneca PLC	3.10x
06/17/15	Kythera Biopharmaceuticals, Inc.	Allergan PLC	3.92x
03/30/15	Auspex Pharmaceuticals, Inc.	Teva Pharmaceutical Industries Ltd.	4.75x
12/02/14	Avanir Pharmaceuticals, Inc.	Otsuka Pharmaceutical Co., Ltd.	6.91x
12/19/13	Gentium S.p.A.	Jazz Pharmaceuticals PLC	4.39x
12/19/13	Algeta ASA	Bayer AG	N/A
04/23/12	Ardea Biosciences, Inc.	AstraZeneca PLC	4.27x
01/07/12	Inhibitex, Inc.	Bristol-Myers Squibb Company	8.53x
Selected Transactions (75th percentile)			4.75x
Selected Transactions (mean)			4.63x
Selected Transactions (median)			4.27x
Selected Transactions (25th percentile)			3.92x

The following supplemental disclosure replaces the last paragraph concerning the “Discounted Cash Flow Analysis.” on page 30 (continuing onto page 31) of the Schedule 14D-9:

BofA Merrill Lynch calculated a range of terminal values for the Company using an assumed perpetuity growth rate range of negative 50% – negative 30% after calendar year 2032, based on guidance provided by the Company’s management. The estimated free cash flows for the Company over the period from calendar year 2018 through calendar year 2032 and the range of terminal values were discounted to December 31, 2017, utilizing mid-year discounting convention, and using discount rates ranging from 12.25 % to 16.25%, reflecting BofA Merrill Lynch’s estimate of the Company’s weighted average cost of capital derived by using the Capital Asset Pricing Model (“CAPM”), which took into account, among other things, risk free rate, the unlevered beta of the Company, the historical equity risk premium, the size premium of the Company and the Company’s estimated cost of debt, to derive a range of implied enterprise values for the Company calculated under each of the Current Tax Law Case and the Pending Tax Law Case. BofA Merrill Lynch added to these ranges of implied enterprise values (i) an amount equal to $243 million, which represents the Company management’s estimate of the net cash of the Company as of December 31, 2017 and (ii) the present value of the benefits from the Company’s net operating loss carryforwards as of December 31, 2017 and from the Company’s future losses over the period from calendar year 2018 through calendar year 2020 discounted to December 31, 2017, utilizing mid-year discounting convention, and using a discount rate of 12.25% to 16.25%, reflecting BofA Merrill Lynch’s estimate of the Company’s weighted average cost of capital derived using the CAPM, and divided the result by the number of fully-diluted shares outstanding of Common Stock (calculated on a treasury stock method basis taking into account outstanding in-the-money options, warrants and restricted stock units, based on information provided by the Company management), to derive the following range of implied equity values per share (rounded to the nearest $0.10) for the Company, which BofA Merrill Lynch compared to the Offer Price and the closing price per share of Common Stock as of December 20, 2017:

The following supplemental disclosure replaces the first sentence of the first full paragraph of the section titled “Public Trading Multiples Analysis.” on page 34 of the Schedule 14D-9:

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the Company or aspects thereof based on J.P. Morgan’s experience and its familiarity with the industries in which the Company operates, and the stages of development and/or commercialization for the Company’s lead products.

The following supplemental disclosure replaces the first paragraph concerning the “Discounted Cash Flow Analysis.” on page 37 of the Schedule 14D-9:

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share of Common Stock. J.P. Morgan calculated the unlevered free cash flow that the Company is expected to generate during calendar years 2018 through 2032 (as set forth in the section of this Schedule 14D-9 entitled “—Certain Projections”), which were discussed with, and approved by, the Company’s management for J.P. Morgan’s use in connection with its financial analyses under two different cases included in the Company Forecasts, one which reflected U.S. tax law as was in effect as of the date of J.P. Morgan’s opinion (referred in this section as the “Current Tax Law Case”) and one which reflected U.S. tax law assuming the then pending Tax Cuts & Jobs Act, as passed by both the U.S. Senate and the U.S. House of Representatives as of the date of J.P. Morgan’s opinion, would be signed into law (referred in this section as the “Pending Tax Law Case”). J.P. Morgan also calculated a range of terminal values for the Company at the end of this period by applying terminal value growth rates ranging from negative 30% to negative 50%, based on guidance provided by the Company’s management, to estimates of unlevered free cash flow of the Company during calendar year 2032 as provided in the Company Forecasts. The unlevered free cash flow estimates and the range of terminal values were then discounted by J.P. Morgan to present value as of December 31, 2017 using discount rates ranging from 11.00% to 15.00%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company. This range of discount rates was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company which included, among other considerations, an analysis of the cost of equity and cost of debt of the Company using publicly available information and J.P. Morgan’s judgment. The present value of the unlevered free cash flow estimates and the range of terminal values were then adjusted by adding projected net cash of $243 million as of December 31, 2017. This analysis indicated a range of implied equity values for the Company, which J.P. Morgan divided by the number of outstanding shares of Common Stock, calculated on a fully-diluted basis, to derive a range of implied equity values per share of Common Stock (rounded to the nearest $0.25) under the Current Tax Law Case and under the Pending Tax Law Case, which J.P. Morgan compared to the value of the Offer Price and to the closing price per share of Common Stock as of December 20, 2017, as follows:

The following supplemental disclosure replaces the third full paragraph concerning “Miscellaneous.” on page 38 of the Schedule 14D-9:

For financial advisory services rendered in connection with the Transaction (including the delivery of its opinion), the Company has agreed to pay J.P. Morgan a fee of approximately $16 million, $1 million of which was payable upon delivery by J.P. Morgan of its opinion, and the remainder of which will become due upon the closing of the proposed Transaction. In addition, the Company has agreed to reimburse J.P. Morgan for certain of its reasonable costs and expenses incurred in connection with its services, including certain of the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on the Company’s offerings of equity securities in April 2016, May 2017 and October 2017. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any material financial advisory or other material commercial or investment banking relationships with Parent. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Parent. During the two year period preceding delivery of its opinion ending on November 30, 2017, the aggregate fees received by J.P. Morgan from the Company were approximately $9 million. During the two year period preceding delivery of its opinion ending on November 30, 2017, the aggregate fees received by J.P. Morgan from Parent or its affiliates were approximately $9.1 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Parent for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ignyta, Inc.

By:	/s/ Jonathan E. Lim, M.D.
Name: Jonathan E. Lim, M.D. Title: President and Chief Executive Officer

Dated: February 1, 2018